Exhibit 99.2

CAMTEK WILL ANNOUNCE ITS THIRD QUARTER 2005 RESULTS
AND HOLD A CONFERENCE CALL ON NOVEMBER 22nd, 2005

MIGDAL Ha’Emek – November 7, 2005 – Camtek Ltd. (NASDAQ: CAMT) announced today that it would be releasing its financial results for the third quarter of 2005 before the market opens on Tuesday, November 22nd, 2005.

The Company will also hold an investor conference call starting 11:00 a.m. EST that day. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers at least 5 minutes before the start of the call.

US:	1 866 860 9642	at 11:00 a.m. EST
UK:	0 800 917 5108	at 4:00 p.m. GMT
Israel:	03 918 0610	at 6:00 p.m. Israel time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com